

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 9, 2022

Jianjun Zhong
President and Chief Executive Officer
Kenongwo Group US, Inc.
Yangjia Group, Xiaobu Town
Yuanzhou District, Yichun City
Jiangxi Province, China 336000

> **Re: Kenongwo Group US, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 333-239929**

Dear Jianjun Zhong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 1

1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiary.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to

conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3.   Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

4.   Please provide a clear description in Item 1 of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiary, and direction of transfer. Quantify any dividends or distributions that the subsidiary have made to the holding company, and its tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company and U.S. investors.

5.   Disclose each permission or approval that you or your subsidiary are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Item 1A. Risk Factors, page 11

6.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign

investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

7.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

8.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 9.A. Controls and Procedures
Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm, page 38

9.   We reference your disclosure in Item 9.A that the annual report does not include a report of management's assessment regarding internal control over financial reporting (ICFR) due to a transition period established by the Commission for newly public companies. Instruction 1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR only in its first annual report filing and this is your second Form 10- K. Please amend your filing to provide the disclosures required by Item 308 with regard to ICFR.

General

10.   Please revise to include a separate section that discloses the information required by Item 101(g) of Regulation S-K, as required by Item 1 of Form 10-K, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: John Lowy, Esq.